March 2, 2009

Ms. Nora Everett, President

Principal Funds, Inc.

Principal Financial Group

Des Moines, IA  50392-2080

Dear Ms. Everett

Principal Management Corporation intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
MidCap Value Fund I - Class A	$10,000	1,602.564
MidCap Value Fund I – Class B	$10,000	1,602.564
MidCap Value Fund I – Class C	$10,000	1,602.564
MidCap Value Fund I – Class J	$10,000	1,602.564
SmallCap Value Fund II – Class J	$10,000	2,415.459

Each share of the MidCap Value Fund I has a par value of $6.24 per share. Each share of the SmallCap Value Fund II has a par value of $4.14 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL LIFE INSURANCE COMPANY

BY ____/s/ M Roughton_______________

Michael D. Roughton

Vice President and Associate General Counsel